Exhibit 99.1

Balancing Pool Provides Notice to Terminate the Sundance Alberta Power Purchase Arrangements

CALGARY, Sept. 18, 2017 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA; NYSE: TAC) announced today that it has received formal notice from the Balancing Pool for the termination of the Alberta Power Purchase Arrangements ("PPAs") for Sundance Unit B and Unit C effective March 31, 2018.

The termination of the Sundance PPAs by the Balancing Pool was expected and TransAlta anticipates working closely with the Balancing Pool to ensure the company receives the termination payment that it believes it is entitled to under the PPAs and applicable legislation. The expected impacts to TransAlta of the termination include:

•	Approximately $231 million in compensation for the net book value of the assets as compared to the Balancing Pool's estimate of approximately $171 million. The Balancing Pool's estimate differs because it excludes certain assets which TransAlta believes should be included in the net book value calculation.
•	Increased operational flexibility, including with respect to dispatching of generation from the affected units, maintenance and turnaround schedules, and the timing of the coal-to-gas conversions.
•	A neutral to positive financial impact as the termination payments will be used to repay debt maturing in 2018.

TransAlta believes that the cash flow generated by its portfolio of coal, gas and renewable assets in Alberta will be maintained following the termination of the PPAs.

The Balancing Pool's decision does not change TransAlta's commitment to continue to be a low cost, reliable supplier of electricity with over 2,300 MW of gross capacity under Alberta PPAs, representing approximately 14% of the generation capacity in Alberta.

About TransAlta Corporation:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta's focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada's Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding: the termination of the PPAs; the net book value of the Company's generating facilities and the amount of any termination payment; the use of proceeds received in connection with any termination of the PPAs; and the impact the termination of the PPAs will have on the Company, including as it pertains to increasing operational flexibility, including with respect to dispatching of generation from the affected units, maintenance and turnaround schedules and the timing of the coal-to-gas conversion. These statements are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: the outcome of our dispute relating to the net book value payable upon termination of the PPAs; legislative or regulatory changes; and changes to power prices or operating costs. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2017/18/c7558.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 08:00e 18-SEP-17